FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 19, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: January 19, 2006

Item 1

Tata Motors Limited Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India
News Release	January 19, 2006

Fiat cars to be available in India through Tata dealers from March 2006

NEW DELHI, January 13, 2006: Fiat Group and Tata Motors announced today signing of an agreement to co-operate on dealer network sharing, which encompasses the sale of Fiat branded cars through selected Tata outlets throughout India. Tata Motors will manage the marketing and distribution of the Fiat branded cars in India.

Following this agreement, a targeted selection of Fiat cars and the Tata product range along with service and sale of spare parts will be available from March 2006 through the Tata dealership network. Dealers will display the new Fiat logo alongside the Tata logo at their outlets.

This deal is the first result of the joint activity started after the signature of the Memorandum of Understanding between Fiat and Tata Motors in September 2005. As the analysis of feasibility and specificity of the nature of the cooperation goes on, further specific agreements are expected.

Commenting on this deal, Mr. Sergio Marchionne, CEO of Fiat S.p.A, said: "This agreement is a milestone in our presence in India. It enables us to increase our customer base in the country and to provide superior quality service and facilities to our existing customers. The joint team is doing an excellent job and I am confident that our cooperation with Tata will further expand in the areas of product development, manufacturing and sourcing."

Commenting on the agreement, Mr. Ratan Tata, Chairman of the Tata Group and Tata Motors, said: "I am very pleased at this quick and definitive start of a potential long-term relationship. We believe this will soon result in more strategic alliances between the two organizations and across various markets."

About Fiat

One of the pioneer companies in the automobile industry, Fiat has produced more than 85 million passenger cars and light commercial vehicles, including no less than 400 models, since 1899, when the company was founded in Turin, Italy. Some of them have represented milestones in the automotive industry. The Fiat Group's Automobiles Sector operates world-wide with the following brands: Fiat, celebrated for value, economy, and innovation and whose mass produced cars are distributed over almost the entire price class spectrum; Lancia (acquired in 1969) means prestige cars noted for their elegant styling, and comfort; Alfa Romeo (acquired in 1986) is famous as a maker of sport and luxury vehicles of style and distinction; Maserati (acquired in 1992) represents a landmark in the history of the automobile; Ferrari (acquired in 1969), well renowned for unsurpassed design, performance, and luxury, is a legendary automobile that imparts special cachet to its owner.

www.fiatautopress.com; www.fiat.com; www.lancia.com; www.alfaromeo.com; www.maserati.com; www.ferrariworld.com

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 4.7 billion. The company is a market leader in commercial vehicles in India and amongst the top three players in the passenger car industry. It is the world's fifth largest medium and heavy commercial vehicle manufacturer. Tata Motors vehicles are already being marketed in several countries in Europe, Africa, the Middle East, South East Asia, South Asia and Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea's second largest truck maker, in 2004. In 2005, it acquired a 21% stake in Hispano Carrocera, the reputed Spanish bus and coach manufacturer.

www.tatamotors.com

For more information on please contact:

On Tata Motors

Debasis Ray

Head- Corporate Communications

Tata Motors

Tel: +91 92233 66824

Email: debasis.ray@tatamotors.com

Suresh Rangarajan

Vaishnavi Corporate Communications

Tel: +91 9821611560

Email: suresh@vccpla.com/rangs233@gmail.com

On Fiat

Marius D'lima

Head - Corporate Communications

Fiat India Pvt. Ltd.

Tel : +91 98201 29889

Email: marius.d'lima@fiat.com

Raffaello Porro

Head of Corporate Communications

Fiat Auto

Tel : +39 335 101 5456

Email: raffaello.porro@fiatgroup.com

Suhas Pandit

Perfect Relations

Tel : +91 98205 20582

Email: spandit@perfectrelations.com

For further press queries please contact Mr Debasis Ray at +91 22 5665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.